UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 18 October, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____
No __X__

ENCLOSURES:

Sens Announcement dated 18 October 2021: Notice of Annual General Meeting

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that Sasol’s annual general meeting (AGM) will be held by way of electronic communication at 13:00 on Friday, 19 November 2021, to transact the business stated in the notice of AGM. The information pertaining to the AGM is as follows:
Issuer name Sasol Limited
Type of instrument Ordinary shares
ISIN number ZAE000006896
JSE code SOL
ISIN number ZAE000151817
JSE code SOLBE1
Meeting type Annual General Meeting
Meeting venue Electronic communication
Record date – to determine which shareholders
are entitled to receive the Notice of meeting
Friday, 8 October 2021
Publication/ posting date Monday, 18 October 2021
Last day to trade – Last day to trade to determine
eligible shareholders that may attend, speak and
vote at the Meeting
Tuesday, 9 November 2021
Record date- Record date to determine eligible
shareholders that may attend, speak and vote at
the Meeting
Friday, 12 November 2021
Meeting deadline date (for administrative
purposes, forms of proxy for the meeting to be
lodged)
Forms of Proxy must be submitted by 13:00
on Thursday, 18 November 2021, or may be
handed in before the relevant resolution on
which the proxy is to vote
Meeting date 13:00 on Friday, 19 November 2021
Publication of results Monday, 22 November 2021
Website link
www.sasol.com

18 October 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 October 2021
By: /sgd/M du Toit
M du Toit Name:
Title: Group Company Secretary